Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

SEC MAIL RECEIVED PROCESSING
MAY 12 2006
WASH. D.C. 213 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

06013418

Our Ref: LB/CS/24/3

Your Ref: 82-2782

9 May 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcements issued on behalf of Kelda Group plc as follows:

- Holding in Company – Notification of Major Interest in Shares.

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

dlw 5/15

Registered Office
Kelda Group plc, Western House
Halifax Road, Bradford BD6 2SZ

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	14:57 09-May-06
Number	PRNUK-0905

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   Kelda Group plc

2. Name of shareholder having a major interest

   Barclays Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York	26,552
Barclays Capital Nominees Limited	160,000
Barclays Capital Nominees Limited	203,132
Barclays Capital Nominees Limited	580,648
Barclays Global Investors Canada	26,638
Barclays Trust Co & Others	1,823
Barclays Trust Co DMC69 C 000000000000000000	1,800
Barclays Trust Co E99 C 000000000000000000	1,400
Barclays Trust Co R69 C 000000000000000000	20,515
BNP Paribas	55,143
Chase Nominee Ltd A/c 16376	182,146
Chase Nominee Ltd A/c 20947	5,789,203
Chase Nominee Ltd A/c 21359	210,571
Chase Nominee Ltd A/c 28270	118,187

Chase Nominee Ltd A/c 28270	40,327
CIBC Mellon Global Securities	37,036
Clydesdale Nominees HGB0125 A/c 00068640801	7,100
Gerrard Nominees Limited A/c 607486	600
Greig Middleton Nominees Limited (GM1)	8,000
Investors Bank and Trust Co.	390,549
Investors Bank and Trust Co.	110,457
Investors Bank and Trust Co.	55,207
Investors Bank and Trust Co.	3,507
Investors Bank and Trust Co.	65,984
Investors Bank and Trust Co.	43,575
Investors Bank and Trust Co.	35,137
Investors Bank and Trust Co.	767,735
Investors Bank and Trust Co.	6,031
Investors Bank and Trust Co.	1,900,168
Investors Bank and Trust Co.	19,864
Investors Bank and Trust Co.	59,900
Investors Bank and Trust Co.	1,828,980
Investors Bank and Trust Co.	112,320
Investors Bank and Trust Co.	10,762
JP Morgan (BGI Custody) A/c 16331	100,921
JP Morgan (BGI Custody) A/c 16338	22,548
JP Morgan (BGI Custody) A/c 16341	208,107
JP Morgan (BGI Custody) A/c 16341	116,795
JP Morgan (BGI Custody) A/c 16342	47,033
JP Morgan (BGI Custody) A/c 16344	16,447
JP Morgan (BGI Custody) A/c 16345	27,961
JP Morgan (BGI Custody) A/c 16400	3,306,990
JP Morgan (BGI Custody) A/c 18409	297,117
JPMorgan Chase Bank	243,497
JPMorgan Chase Bank	34,517
JPMorgan Chase Bank	12,244

JPMorgan Chase Bank	3,635
JPMorgan Chase Bank	22,754
JPMorgan Chase Bank	7,518
JPMorgan Chase Bank	51,625
JPMorgan Chase Bank	2,844
JPMorgan Chase Bank	3,408
JPMorgan Chase Bank	206,034
JPMorgan Chase Bank	53,925
JPMorgan Chase Bank	36,704
JPMorgan Chase Bank	10,014
JPMorgan Chase Bank	41,527
JPMorgan Chase Bank	18,581
Mellon Trust - US Custodian /	28,904
Mellon Trust - US Custodian /	88,944
Mellon Trust of New England	88,499
Mitsui Asset	5,812
Northern Trust Bank - BGI SEPA	104,093
Northern Trust Bank - BGI SEPA	131,665
Northern Trust Bank - BGI SEPA	24,930
R C Greig Nominees Limited	88,236
R C Greig Nominees Limited a/c AK1	15,718
R C Greig Nominees Limited a/c BL1	5,250
R C Greig Nominees Limited a/c GP1	4,102
R C Greig Nominees Limited a/c SA1	3,540
State Street Bank & Trust - WI	127,334
State Street Boston	194,530
State Street Trust of Canada -	84,531
The Northern Trust Company - U	59,783
Trust & Custody Services Bank	632
Trust & Custody Services Bank	3,577
Zeban Nominees Limited	2,306

5. Number of 6. Percentage of 7. Number of shares 8. Percentage of

shares/amount of stock acquired	issued class	/amount of stock disposed	issued class
NOT DISCLOSED	not disclosed	Not disclosed	NOT DISCLOSED

9. Class of security

Ordinary Shares of 15 5/9 pence

10. Date of transaction

NOT DISCLOSED

11. Date company informed

9 May 2006

12. Total holding following this notification

18,836,129

13. Total percentage holding of issued class following this notification

5.13%

14. Any additional information

15. Name of contact and telephone number for queries

Jane Downes - 01274 804135

16. Name and signature of authorised company official responsible for making this notification

Michelle Brayshaw

Date of notification:9 May 2006

END

Close